

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 7, 2024

Jesse Shefferman
President and Chief Executive Officer
Protara Therapeutics, Inc.
345 Park Avenue South, Third Floor
New York, New York 10010

      Re: Protara Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed May 2, 2024
          File No. 333-279067

Dear Jesse Shefferman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences